April 21, 2005

VIA EDGAR SUBMISSION

Anthony Watson

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Sharper Image Corporation Item 4.02 Form 8-K filed April 11, 2005 File No. 0-15827

Dear Mr. Watson:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 14, 2005 (the “Comment Letter”) regarding the above-referenced Form 8-K of Sharper Image Corporation (the “Company”) filed April 11, 2005.

For the convenience of the Staff, we have recited comment 1 from the Comment Letter in italics and have followed the comment with our response.

1.	Please tell us your basis in GAAP for recording the cumulative effect of the error as an adjustment to the equity for fiscal 2002 versus recording the cumulative effect in the statement of income for that period. Please note, if the cumulative effect is material to operations, or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted. Please refer to SAB topic 5:F.

The Company supplementally advises the Staff that the Company will restate the financial statements for the first three fiscal quarters of the fiscal year ended January 31, 2005 (fiscal 2004), for each of the four fiscal quarters and for the full fiscal year ended January 31, 2004 (fiscal 2003) and for the full fiscal year ended January 31, 2003 (fiscal 2002). The Company’s beginning retained earnings for the fiscal year ended January 31, 2003 will be restated for the cumulative effect of errors for periods prior to fiscal 2002. The Company will reflect these corrections in the financial statements included in the Form 10-K for the year ended January 31, 2005.

The Company supplementally advises the Staff that the Company will also correct the Selected Financial Data table for the error as it relates to the fiscal years ended January 31, 2002 (fiscal 2001) and January 31, 2001 (fiscal 2000). For presentation in this table, the Company’s beginning retained earnings for the fiscal year ended January 31, 2001 will be restated for the cumulative effect of errors for all prior periods.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at 415-445-1411 or Karen Luey at 415-445-6019.

Very truly yours,

/s/ Jeffrey E. Nachbor
Jeffrey E. Nachbor
Senior Vice President and Chief Financial Officer

cc:	Tracy Y. Wan
Karen Luey-Siu
Sharper Image Corporation

Bruce Dallas
Davis Polk & Wardwell

Pam Brown
Michael VanderKlugt
Deloitte & Touche LLP

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